September 12, 2016	via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Jim B. Rosenberg
Ms. Lisa Vanjoske

RE:	Sucampo Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 11, 2016
File No. 1-33609

Ladies and Gentlemen:

We are responding to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter to Sucampo Pharmaceuticals, Inc. (the “Company”) dated August 31, 2016 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Comment”). Set forth below is the Company’s response to the Comment. Unless otherwise indicated, page references in the text of this response letter correspond to the page numbers of the Company’s Form 10-K for the year ended December 31, 2015.

Notes to Financial Statements

Note 5. Acquisitions, page F-20

1.	We acknowledge your response to prior comment 1. Please tell us the difference at December 31, 2015, March 31, 2016 and June 30, 2016 between the cost you reflect in your financial statements of the acquired inventory that incorporated expensing the $20.1 million step-up straight-line over seven months and what the cost of the acquired inventory would have been had it been based on actual usage using a first-in, first-out convention.

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Response to Comment 1:

The Company used the best estimate of inventory turnover at the date of acquisition based upon historical experience to recognize the amortization of the step up cost of the acquired R-Tech Ueno inventory. Amortization of the step-up cost was recognized on a straight line basis because the inventory was expected to be sold on a ratable basis. Therefore, the Company determined that the resulting cost of goods sold related to the acquired inventory reasonably approximated the cost of goods sold that would have resulted using the first-in, first-out convention. The following table compares the results of the straight-line basis amortization used by the Company with the results using the first-in, first-out convention based upon the actual turn of the inventory (in thousands):

	Year Ended December 31, 2015	Quarter Ended March 31, 2016	Six Months Ended June 30, 2016
Recognized straight line cost	$ 5,600	$ 8,900	$ 6,300
Estimated FIFO cost	5,800	9,200	5,800

Estimated gross margin effect	$ (200)	$ (300)	$ 500
Approximate % difference	1%	1%	2%

Estimated net income effect	$ (100)	$ (200)	$ 300

The difference in inventory turns between the two methodologies as of December 31, 2015, March 31, 2016 and June 30, 2016 would have been 0.5 days, 0.1 days, and 1.3 days, respectively. As reflected in the analysis above, the straight line methodology approximated the first-in, first-out convention at and for the periods ended December 31, 2015, March 31, 2016 and June 30, 2016.

The Company believes that quantitatively the resulting difference is not material. Further, the Company also considered qualitative factors, as defined in SEC Staff Accounting Bulletin No. 99, Materiality, and believes that there are no other matters or factors that would cause the Company to believe that the difference was material.

Please email any additional comment letters concerning the above-referenced filing to Andrew Smith at asmith@sucampo.com with a copy to Joe Miller at jmiller@sucampo.com and direct any questions or comments concerning the above-referenced filing or this response letter to the either Andrew Smith or Joe Miller via email or phone at 240-223-3639 or 240-223-3601, respectively.

Very truly yours,

Andrew Smith, Chief Financial Officer
Sucampo Pharmaceuticals, Inc.

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cc:	Matthias Alder,	Executive Vice President, General Counsel and Corporate Secretary,
Sucampo Pharmaceuticals, Inc.
	Joe Miller,	Vice President, Finance, Sucampo Pharmaceuticals, Inc.
	Alex Driggs,	Vice President, Legal Affairs and Deputy General Counsel,
Sucampo Pharmaceuticals, Inc.
	Brent B. Siler,	Cooley LLP